[GILMAN & CIOCIA, INC. LETTERHEAD]

                             Corporate Headquarters
                   11 Raymond Avenue o Poughkeepsie, NY 12603
                       845.485-5278 tel o 845.622.3638 fax

                                                               December 18, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Paul Fischer

      Re: Gilman + Ciocia, Inc. ("Company")
          Registration Statement on Form S-1 ("Registration Statement") Filed October 26, 2007
          File No. 333-146955

Dear Mr. Fischer:

This letter provides the Company's response to the Staff's comment letter of November 19, 2007 in which the Staff requested that the Company provide it with a legal analysis as to why the transactions contemplated by the Registration Statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of the Securities Act of 1933, as amended ("Act") rather than a primary offering where the selling stockholders are actually underwriters selling on behalf of the Company. The Company respectfully submits that the proposed sales by the selling stockholders contemplated by the Registration Statement ("Transactions") are appropriately characterized as a secondary offering that are eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Act based on guidance set forth in The Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Section D.29 (July 1997) (the "Section D.29 Interpretation"). The Section D.29 Interpretation states, in relevant part, as follows:

      "The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer."

When applying these factors to the Transactions as set forth in more detail below, the Company believes that the Transactions are appropriately characterized as secondary offerings and, therefore, are eligible to be made on a shelf basis under Rule 415(a)(1)(i).

The 80,000,000 shares of common stock sought by the Company to be covered by the Registration Statement were issued in August 2007 and consist of (i) 40,000,000 shares issued pursuant to an Investor Purchase Agreement dated April 25, 2007 (the "Purchase Agreement") with Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P.I and WebFinancial Corporation (the "Investment Purchasers") and (ii) 16,910,000 shares of common stock issued for cash proceeds of $1,691,000 and 23,090,000 shares of common stock issued for the conversion of $2,309,000 of Company debt (the "Placement Shares"). The 40,000,000 Placement Shares were issued to a total of 33 investors. Approximately 30,700,000 of the Placement Shares were purchased by certain directors, officers and employees of the Company and a limited liability company affiliated with an officer/director of the Company and the remainder were family members and acquaintances of the foregoing persons. The shares held by the selling stockholders were issued in an exempt transaction pursuant to Section 4(2) of the Act and Rule 506 of Regulation D promulgated under the Act

In connection with their purchases of common stock from the Company, each of the selling stockholders has represented to the Company in writing, in substance that (i) the shares were being acquired for his, her or its own account for investment and (ii) the stockholder understood that the shares were "restricted securities" under the federal securities laws inasmuch as they were being acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations such securities could be resold without registration under the Act only in certain limited circumstances.

At the same time, as disclosed in the Registration Statement, the Investment Purchasers, and certain of the Company's existing stockholders, entered into a Stockholders Agreement relating to the ability to designate directors for election to the Company's Board of Directors. Pursuant to the Stockholders Agreement, Messrs. Nelson Obus and Frederick Wasserman were nominated to, and currently serve on, the Company's Board.

We believe the fact that a significant amount of the Placement Shares are held by persons who are officers, directors or employees of the Company, or affiliates of such persons, who have had a vested interest in the Company for extended periods of time, is further indication that these selling stockholders acquired and are holding their shares long-term for investment and that these stockholders do not appear to be acting in a manner consistent with that of an underwriter. We also believe that the execution of the Stockholders Agreement and the addition of the two designees of the Investment Purchasers demonstrates their long-term commitment to the Company and underscores the fact that the shares acquired by them were acquired for investment and not as in the capacity as an underwriter on behalf of the Company. In this regard, as noted in Item 4 of their respective Schedule 13D's filed with the SEC in August 2007, the Investment Purchasers reiterated that the Company shares they acquired in August 2007 were acquired for investment.

Prior to negotiating and entering into the Stock Purchase Agreement the Company had no prior relationship or dealings with any of the Investment Purchasers. Moreover, other than the shares the Company is seeking to register under the Registration Statement, the Company has never registered any securities for resale the selling stockholders or any affiliates of the selling stockholders.

Based solely on information supplied to us by the selling stockholders, the Company does not believe that the selling stockholders are in the business of underwriting securities. WebFinancial Corporation, through its subsidiaries, operates in niche banking markets. The three Wynnefield funds are limited partnership investment funds.

Although we recognize that the amount of shares the Company is seeking to register represents a substantial amount of the Company's non-affiliate public float of shares, approximately half of the shares are owned by a total of the 33 investors who purchased the 40,000,000 Placement Shares. As noted above, approximately 30,700,000 of the Placement Shares were purchased by officers, directors, or employees of the Company or their affiliates. The maximum number of Placement Shares for which registration is being sought for any person, other than officers, directors or employees of the Company or their affiliates is for Christopher Kelly, and is less than 4% of the Company's outstanding common stock. With respect to the shares held by the Investment Purchasers, it is important to note that the registration of the shares on behalf of the Investment Purchasers does not necessarily indicate their desire to sell the shares. The Investment Purchasers will also benefit from the registration of the shares since it will allow them, for financial statement purposes, to mark the shares to market rather than to reflect them at a discounted to market basis.

Based upon the factors set forth above, we respectfully submit that, when considering all the circumstances, none of the selling stockholders should be deemed to be acting as a conduit for the Company with respect to the resale of the shares for which registration is sought. We again note that, with respect to the offering covered by the Registration Statement, each of the selling stockholders has represented to the Company in writing in substance that it acquired the Securities for its own account for investment. Moreover, based upon representations received from the selling stockholders, to our knowledge, at the time acquired the shares were acquired and at the time of filing of the Registration Statement the selling stockholders did not have any agreement or understanding, directly or indirectly, with any person to distribute any of the shares. The Company therefore respectfully submits that the foregoing factors support a finding that the Transactions are secondary offerings and, therefore, are eligible to be made on a shelf basis under Rule 415(a)(1)(i).

The Company would appreciate the staff's prompt review of the comment response. If you have any questions, please feel free to contact the undersigned at (845) 485-5278 or Ethan Seer. Esq. or Brad Shiffman, Esq. of Blank Rome LLP at (212) 885-5393 or (212) 885-5442, respectively.

                                                Very truly yours,


                                                /s/ Ted Finkelstein

                                                General Counsel


TF/mb

cc: Ethan Seer, Esq.; Brad Shiffman, Esq.; Michael Ryan; Karen Fisher; John Levy; Yehuda Markovits, Esq.; Jonathan Zalkin, Esq.